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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  SCHEDULE 13D
           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    028731107
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                                 (CUSIP Number)

                                   SHUJUN LIU
                      ROOM 2610 CONVENTION PLAZA APARTMENT
            SOUTH WEST TOWER CONVENTION PLAZA HARBOUR ROAD HONG KONG
                                 86-451 6666601
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                FEBRUARY 21, 2003
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            (Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. [ ]

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Mr. Shujun Liu
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]       Not applicable
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
     Not applicable
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6.   Citizenship or Place of Organization
     China
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               7.   Sole Voting Power
  NUMBER OF         16,385,129
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           16,385,129
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     16,385,129
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)         Nil                                      [_]
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13.  Percent of Class Represented by Amount in Row (11)
     51.80%
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14.  Type of Reporting Person (See Instructions)
     IN
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ITEM 1.  SECURITY AND ISSUER.

The statement relates to the Common Stock, par value $0.01 per share ("Common Stock") issued by American Oriental Bioengineering Inc., a Nevada Corporation (the "Company"), whose principal executive offices are located at No. 12 Jiance Road, Nangang District, harbin, People Republic of China 15008.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed by Mr. Shujun Liu, a China individual person ("Reporting Person"), whose address is Room 2610 Convention Plaza Apartment, South West Tower Convention Plaza, Harbour Road, Hong Kong. The Reporting Person is Chairman of the Board of Directors and President of the Company.

The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

On January 14, 2003, the Company has approved the acquisition of all of the ownership interest in a soybean protein peptide biochemical engineering project (the "Project"), which was the subject of an Information Statement Pursuant to
Section 14(c) of the Securities Exchange Act of 1934, filed by the Company on October 15, 2002 announcing that a total of 20,284,810 shares of Common Stock and 1,000,000 shares of Class A Preferred Stock will be issued by the Company in consideration for all of the ownership interest in the Project as described in the Purchase Agreement dated as of August 17, 2002 between Mr. Shujun Liu and the Company. The value of the Common Stock to be issued is approximately $3,205,000 (which is equivalent to the historical costs of the assets associated with the Project purchased by the Company), which is equivalent to $0.158 per share of common stock, which is the average of the closing price for the five-day period immediately following the date of the Purchase Agreement, August 19, 2002 to August 23, 2002.

ITEM 4.  PURPOSE OF TRANSACTION

By acquiring the Project together with the related assets, the Company acquired ownership of the building housing the Project's manufacturing plant, manufacturing equipment, and environmental control equipment, the historical cost of which is approximately $3,205,000. In addition, the Company will receive the right to produce the products that resulted from the Project as well as ownership rights on a pending patent in China for the process of the extraction and production of soybean peptide. The Project, including the production, marketing and sales of various functional soybean peptide medical tablets and powders, was valued by an independent appraisal on June 30, 2002, to have a fair market value of $40,406,000. The foregoing transaction has been approved by a consent of disinterested directors of the Company in which the Reporting Person excused himself from voting. As of the date hereof and except as may be provided herein, the Reporting Person does not have any other plans or proposals or proposals or intention which would result in any of the actions set forth in parts (b) to (j) of Item 4 of Schedule 13D.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

As of the date hereof, the Reporting Person beneficially owns 16,385,129 shares of the Company's Common Stock, comprising approximately 51.80% of the shares outstanding. The percentage used herein is calculated based upon the 31,625,827 shares of Common Stock of the Company stated by the Company as issued and outstanding as of February 21, 2003. The Reporting Person has sole voting and dispositive powers with respect to 16,385,129 shares of Common Stock, which he owns. The Reporting Person has not effected other transactions in the shares of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

A Purchase Agreement dated August 17, 2002 was signed between the Reporting Person and the Company to issue a total of 20,284,810 shares of Common Stock and 1,000,000 shares of Class A Preferred Stock of the Company to the Reporting Person in consideration for all of the ownership interest in the Project as described.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

NONE.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2003
/s/ Shujun Liu
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